Exhibit 99.1

Borr Drilling Limited – Dividend declaration and key information relating to the cash distribution for the fourth quarter 2024

Hamilton, Bermuda, February 19, 2025. Borr Drilling Limited (NYSE: BORR) today announces that the Company’s Board of Directors has approved a cash distribution of paid-in capital of US$0.02 per share for the fourth quarter of 2024 to shareholders of record on March 3, 2025.

For the shares traded on NYSE, the ex-date is March 3, 2025, and payment date will be on or about March 19, 2025.

For shareholders registered in Euronext VPS, the Norwegian Central Security Depository, the ex-date will be February 28, 2025 and payment date is expected to be on or about March 24, 2025.